**GLOBAL MARKETS CAPITAL CORPORATION**

Chrysler Building
405 Lexington Avenue – 45th Floor
New York, New York 10174
212-808-9700
212-808-9701

August 20, 2001

Office of International Corporat[redacted]
Securities and Exchange Comm
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Jamaica Broilers Group Limited
<u>(the "Issuer"); File Number 82-3720</u>



To Whom it May Concern:

On behalf of the Issuer, we enclose filings for the Jamaica Broilers Group Limited. The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

1. Copy of the Company's letter to the Jamaica Stock Exchange re 1st Quarter Unaudited Results dated September 13, 2002.
2. Copy of the Unaudited Results for the 1st Quarter ended July, 2002-09-30
3. Copy of the Company Secretary's Report as of September 6, 2002 in accordance with Rules 407A (vii) of the Jamaica Stock Exchange Rules.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

dw 10/8

Encl.

GLOBAL MARKETS
CAPITAL CORPORATION

Chrysler Building
405 Lexington Avenue – 45th Floor
New York, New York 10174
212-808-9700
212-808-9701

August 20, 2001

Attention : Ian Pasard
Vice President
Finance and Accounting
Jamaica Broilers Group Limited

Fax: (876) 943 – 4322

Phone: (876) 943 – 4376

FROM MARK R. SAUNDERS

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